STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA  19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:

(610) 478-2167

                                                                                                                    Email:           tfd@stevenslee.com

Direct Fax:

(610) 988-0828

July 23, 2013

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The Fund filed a new Prospectus and Statement of Additional Information under Rule 485(a) on May 23, 2013, to add a new Class I to the Baltic Index Fund.  The Staff of the Commission has provided comments on this filing and suggested certain revisions by telephone call to the undersigned. The Fund responds to the comments by the Staff, as follows:

1.

The language in the introductory paragraph of the “Example” section on page 2 will be revised as suggested by the Staff.

2.

The discussion of the expiration of the fee waiver will be changed to reflect that it will expire as to the Baltic series when that series reaches $50 million, as the description stated in the initial Prospectus for the Baltic series.  The revised Schedule A to be filed will show the fee waiver expiring at $50 million for each of the first two India funds (MidCap and Bank) and for the Baltic fund, and at $50 million for all series and classes in the aggregate for the Poland fund.

With the changes referenced above, the Fund now believes that it has addressed all comments raised by the Staff that would be applicable to the Baltic Index Fund.  If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers/

Timothy F. Demers